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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               -------------
                             (Amendment No. 4)

                      Ground Round Restaurants, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

  Common Stock, par value $.16-2/3                 460200-10-8
             per share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

       George H. MacLean, Senior Vice President and General Counsel,
                        USI American Holdings, Inc.
     101 Wood Avenue South, Iselin, New Jersey  08830 (908) 767-0700
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               May 20, 1996
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                       Continued on Following Pages
                             Page 1 of 7 Pages
                      Exhibit Index Appears on Page
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 CUSIP No. 460200-10-8                   13D            Page 2 of 7


     1     NAME OF REPORTING PERSON:    U.S. INDUSTRIES, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

                  8   SHARED VOTING POWER:     4,390,900 (includes
  BENEFICIALLY                                 658,800 shares
    OWNED BY                                   beneficially owned by GSB
                                               Holdings, Inc.)

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

                 10   SHARED DISPOSITIVE       4,390,900 (includes
   PERSON WITH        POWER:                   658,800 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    11     AGGREGATE AMOUNT BENEFICIALLY       4,390,900 (includes
           OWNED BY REPORTING PERSON:          658,800 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  39.3%

    14     TYPE OF REPORTING PERSON:    CO
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



 CUSIP No. 460200-10-8                   13D            Page 3 of 7


     1     NAME OF REPORTING PERSON:    USI AMERICAN HOLDINGS, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

                  8   SHARED VOTING POWER:     4,390,900 (includes
  BENEFICIALLY                                 658,800 shares
    OWNED BY                                   beneficially owned by GSB
                                               Holdings, Inc.)

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

                 10   SHARED DISPOSITIVE       4,390,900 (includes
   PERSON WITH        POWER:                   658,800 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    11     AGGREGATE AMOUNT BENEFICIALLY       4,390,900 (includes
           OWNED BY REPORTING PERSON:          658,800 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  39.3%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D            Page 4 of 7


     1     NAME OF REPORTING PERSON:    JACUZZI INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

                  8   SHARED VOTING POWER:     4,390,900 (includes
  BENEFICIALLY                                 658,800 shares
    OWNED BY                                   beneficially owned by GSB
                                               Holdings, Inc.)

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

                 10   SHARED DISPOSITIVE       4,390,900 (includes
   PERSON WITH        POWER:                   658,800 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    11     AGGREGATE AMOUNT BENEFICIALLY       4,390,900 (includes
           OWNED BY REPORTING PERSON:          658,800 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  39.3%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D            Page 5 of 7


     1     NAME OF REPORTING PERSON:    JUSI HOLDINGS, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

                  8   SHARED VOTING POWER:     4,390,900 (includes
  BENEFICIALLY                                 658,800 shares
    OWNED BY                                   beneficially owned by GSB
                                               Holdings, Inc.)

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

                 10   SHARED DISPOSITIVE       4,390,900 (includes
   PERSON WITH        POWER:                   658,800 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    11     AGGREGATE AMOUNT BENEFICIALLY       4,390,900 (includes
           OWNED BY REPORTING PERSON:          658,800 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  39.3%

    14     TYPE OF REPORTING PERSON:    CO

               This Statement amends the Statement on Schedule 13D (as previously amended, the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") by U.S. Industries, Inc. ("USI"), USI American Holdings, Inc. ("USIAH"), Jacuzzi Inc. ("Jacuzzi") and JUSI Holdings, Inc. ("JUSI") (collectively referred to herein as the "Beneficial Owners"), with respect to their beneficial ownership of the Common Stock, par value $.16-2/3 per share ("Common Stock") of Ground Round Restaurants, Inc., a New York corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in previous filings of the Schedule 13D.

     Item 5.   Interest in Securities of the Issuer
               ------------------------------------

               On May 21, 1996, the Beneficial Owners filed Amendment No. 3 to the Schedule 13D stating that on May 20, 1996, JUSI and GSB Holdings, Inc. ("GSB") entered into an amendment to the Shareholder Agreement, dated August 25, 1995, between JUSI and GSB. During the period between August 29, 1995 (the date on which the Beneficial Owners filed Amendment No. 2 to the Schedule 13D) and May 21, 1996, the Beneficial Owners acquired beneficial ownership of 70,900 shares of Common Stock (including 18,800 of such shares acquired by GSB and as to which the Beneficial Owners may be deemed to be the beneficial owners) in addition to those shares of the Common Stock reported on Amendment No. 2 to the Schedule 13D. After giving effect to the acquisition of the 70,900 additional shares, on May 21, 1996 and on the date hereof, the Beneficial Owners were the beneficial owners of 4,390,900 shares of the Common Stock (including 658,800 shares beneficially owned by GSB, representing approximately 39.3% of the outstanding shares of the Common Stock (based on 11,173,421 shares of the Common Stock reported outstanding in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996). None of the additional 70,900 shares were acquired by the Beneficial Owners during the past 60 days, and the 70,900 shares represent less than 1% of the outstanding shares of the Common Stock.

                                       6
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


                                   SIGNATURES
                                   ----------

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  May 24, 1996


                                   U.S. INDUSTRIES, INC.
                                   USI AMERICAN HOLDINGS, INC.
                                   JACUZZI INC.
                                   JUSI HOLDINGS, INC.



                                   By:  /s/ George H. MacLean
                                        -----------------------------------
                                        George H. MacLean
                                        Senior Vice President


                                       7

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